Securities and Exchange Commission
Washington D.C. 20549


08054511

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan Year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ___

Commission file number __

A. Full title of the plan and address of the plan, if different from that of the Issuer named below:

DIAGEO NORTH AMERICAN, INC. SAVINGS PLAN
Diageo North America, Inc.
801 Main Avenue
Norwalk, Connecticut 06851

S.E.C. Registration No. 333-8090

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo PLC
8 Henrietta Place
London W1G 0NB
England

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditor's Report

Statement of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 550

Exhibits

1. Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

Date 6/26/2008

By 

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-8090) on Form S-8 of the Diageo North America, Inc. Savings Plan of our report dated June 24, 2008 with respect to the statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, CT
June 24, 2008

Diageo North America, Inc. Savings Plan

Table of Contents



DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 24, 2008

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

		2007	2006
Assets:			
Investments:			
At fair value:			
Mutual funds	$	184,844,658	171,254,527
Commingled trust		36,508,271	40,379,071
Money market		12,698,763	12,005,562
Diageo common stock		11,747,420	9,199,796
Participant loans		2,002,738	1,828,013
		247,801,850	234,666,969
Contribution receivable from participants		348,054	331,773
Total assets		248,149,904	234,998,742
Liabilities:			
Accrued expenses		56,856	72,020
Net assets available for benefits at fair value		248,093,048	234,926,722
Adjustment from fair value to contract value for interest in commingled trust relating to fully benefit-responsive investment contracts (note 1)		276,793	484,154
Net assets available for benefits	$	248,369,841	235,410,876

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 6,528,854	3,805,956
Interest and dividends	17,098,793	19,787,612
Total investment income	23,627,647	23,593,568
Participants contributions	14,516,393	13,625,295
Total additions	38,144,040	37,218,863
Deductions from net assets attributed to:		
Benefits paid to participants	25,123,048	37,440,236
Administrative fees	62,027	137,261
Total deductions	25,185,075	37,577,497
Net increase (decrease)	12,958,965	(358,634)
Net assets available for benefits:		
Beginning of year	235,410,876	235,769,510
End of year	$ 248,369,841	235,410,876

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Participants may contribute annually up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 28 mutual funds, one commingled trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions will be used to pay Plan expenses.

All employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses and charged with administrative expenses and withdrawals. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in

(Continued)

the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

(g) ***Payment of Benefits***

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with five or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h) ***Forfeited Accounts***

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Unallocated forfeitures as of December 31, 2007 and 2006 amounted to $936,794 and $948,073, respectively.

(i) ***New Accounting Pronouncements***

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants' loans are valued at their outstanding balances, which approximate fair value.

The Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

		2007	2006
Mutual funds at fair value:			
Fidelity Managed Income Portfolio II	$	36,508,271	40,379,071
Fidelity Contrafund		33,302,990	28,192,505
Fidelity Magellan Fund		24,602,310	23,801,604
Fidelity Growth and Income Fund		15,887,313	17,552,419
Fidelity Low Price Stock Fund		14,799,226	16,583,536
Fidelity Overseas Fund		14,334,092	N/A
Fidelity Retirement Money Market		12,698,763	12,005,562
Fidelity Equity Income II		12,459,789	13,174,087
Spartan U.S. Equity Index		N/A	13,384,193

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $6,528,854 in 2007 and $3,805,956 in 2006 as follows:

		2007	2006
Mutual funds	$	5,402,034	1,540,125
Diageo common stock		1,126,820	2,265,831
	$	6,528,854	3,805,956

(4) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statements of net assets available for benefits.

(5) Commingled Trust

As of December 31, 2007 and 2006, the Managed Income Portfolio II, which has been identified as a Fully Benefit-Responsive Investment Contract, is included in the financial statements at market value as reported to the Plan by Fidelity Investments.

(6) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments include ADR shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Participant loans also qualify as party-in-interest transactions.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

		2007	2006
Net assets available for benefits per the financial statements	$	248,369,841	235,410,876
Less adjustment from fair value to contract value for interest in commingled trust relating to fully benefit-responsive investment contacts		276,793	484,154
Net assets available for benefits per the Form 5500	$	248,093,048	234,926,722

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31:

		2007	2006
Total investment income per the financial statements	$	23,627,647	23,593,568
Less change in adjustment from fair value to contract value for interest in commingled trust relating to fully benefit-responsive investment contracts		207,361	484,154
Total investment income per the Form 5500	$	23,420,286	23,109,414

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Managed Income Portfolio II	Commingled Trust	$	36,508,271
*	Fidelity Contrafund	Mutual Fund		33,302,990
*	Fidelity Magellan Fund	Mutual Fund		24,602,310
*	Fidelity Growth and Income Fund	Mutual Fund		15,887,313
*	Fidelity Low Price Stock Fund	Mutual Fund		14,799,226
*	Fidelity Overseas Fund	Mutual Fund		14,334,092
*	Fidelity Retirement Money Market	Money Market Fund		12,698,763
*	Fidelity Equity Income II	Mutual Fund		12,459,789
*	Diageo Stock Fund	Diageo Common Stock		11,747,420
*	Spartan U.S. Equity Index	Mutual Fund		11,710,300
	MSIF MidCap Growth Advantage Fund	Mutual Fund		9,979,251
*	Fidelity Puritan Fund	Mutual Fund		7,368,996
	PIMCO Total Return ADM Fund	Mutual Fund		7,233,002
*	Fidelity Independence Fund	Mutual Fund		5,571,934
*	Fidelity Freedom 2030 Fund	Mutual Fund		4,219,950
	MSIF Global Value Equity	Mutual Fund		3,974,802
*	Fidelity Intermediate Bond Fund	Mutual Fund		3,952,883
*	Fidelity Freedom 2020 Fund	Mutual Fund		3,589,153
*	Fidelity OTC Portfolio Fund	Mutual Fund		2,870,784
*	Fidelity Freedom 2040 Fund	Mutual Fund		1,795,178
	Dreyfus Founders Balance Fund	Mutual Fund		1,475,471
*	Fidelity Freedom 2015 Fund	Mutual Fund		1,262,646
*	Fidelity Freedom 2010 Fund	Mutual Fund		1,233,272
*	Fidelity Freedom 2025 Fund	Mutual Fund		1,122,939
*	Fidelity Freedom 2035 Fund	Mutual Fund		989,657
*	Fidelity Freedom Income Fund	Mutual Fund		677,828
*	Fidelity Freedom 2000 Fund	Mutual Fund		188,144
*	Fidelity Freedom 2050 Fund	Mutual Fund		180,283
*	Fidelity Freedom 2045 Fund	Mutual Fund		52,659
*	Fidelity Freedom 2005 Fund	Mutual Fund		9,806
*	Participant loans	Loans to participants with interest rates ranging from 4% to 10.5% and maturity dates ranging from 2008 to 2023		2,002,738
			$	247,801,850

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.